Filed by: Federated Income Securities Trust

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company: Prudent Global Income Fund

Commission File No. 811-09120

November 12, 2008

IMPORTANT

Dear Shareholder:

We have attempted to contact you several times regarding an important vote pertaining to a proxy of your Prudent Fund.

Please contact the number below between the hours of 9:30 a.m. and 9 p.m. Monday through Friday, or Saturday 10 a.m. to 6 p.m. at 1-866-450-8469.

Or, you may wish to vote your proxy via the internet, mail or touch tone telephone number; instructions are included on the enclosed ballot.

This matter is very important and will take only a moment of your time.

Thank you in advance for your assistance.

Sincerely,

/s/David W. Tice
David W. Tice
President